NEWS RELEASE ELD	No. 13-01
TSX: ELD NYSE: EGO	January 09, 2013

2012 Operating Results and 2013 Operating Guidance

(All figures in United States dollars, unless otherwise noted)

Vancouver, British Columbia – Paul N. Wright, Chief Executive Officer of Eldorado Gold Corporation (“Eldorado”, the “Company” or “We”), is pleased to announce the 2012 operating results and to provide operating guidance for 2013.

2012 Operating Results

The Company’s mining operations performed largely in accordance with plan through the fourth quarter contributing 193,575 ounces to the total gold production including pre-commercial production from the Efemcukuru and Olympias mines.

The year-end 2012 production was 659,369 ounces of gold at a cash cost of $489.  Our mid-year guidance was 660,000 ounces at $465 per ounce.  The overage in cash costs is mainly attributable to the higher cost Efemcukuru production.

The high cash costs from Efemcukuru reflected the commencement of commercial production in 2012, when costs were adversely affected by a number of one time start up issues.  Efemcukuru’s unit costs in 2013 are projected to decline to approximately $480/oz.

Table 1 provides summary details of the production contribution of the Company’s individual mines.

Table 1

	2012 Q4	2012
Realized Gold Price ($/oz)	1,701	1,676
Gold Sold (oz)	186,975	625,396
Gold Produced (oz)[1]	193,575	659,369
Cash Cost ($/oz)	523	489

Kisladag
Gold Sold (oz)	78,152	289,057
Gold Produced (oz)	77,995	289,293
Tonnes to Pad	2,960,809	12,606,575
Grade (g/t)	1.32	1.20
Cash cost ($/oz)	325	333

Jinfeng
Gold Sold (oz)	21,149	107,812
Gold Produced (oz)	21,168	107,854
Tonnes Milled	359,902	1,422,793
Grade (g/t)	2.30	2.65
Cash cost ($/oz)	975	815

Tanjianshan
Gold Sold (oz)	25,679	110,611
Gold Produced (oz)	25,679	110,611
Tonnes Milled	264,943	1,056,847
Grade (g/t)	3.42	3.67
Cash cost ($/oz)	427	415

White Mountain
Gold Sold (oz)	24,948	80,869
Gold Produced (oz)	24,948	80,869
Tonnes Milled	198,407	754,673
Grade (g/t)	4.34	3.85
Cash cost ($/oz)	602	624

Efemcukuru
Gold Sold (oz)	37,047	37,047
Gold Produced (oz) [1]	42,942	69,899
Tonnes Milled	92,600	352,156
Grade (g/t)	9.27	9.26
Cash cost ($/oz)	697	697

Olympias
Gold Sold (oz)
Gold Produced (oz) [2]	843	843
Tonnes Milled
Grade (g/t) Cash cost ($/oz)
Stratoni (Lead, Zinc concentrates)
Tonnes Sold	15,808	53,037
Tonnes Produced	15,456	50,680
Cash cost ($/tonne)	760	703

Vila Nova (iron ore)
Tonnes Sold	219,884	603,668
Tonnes Produced	127,937	584,356
Cash cost ($/tonne)	60.10	60.50

1 Includes pre-commercial production.

2 All pre-commercial production

Dividend

The Company is declaring that it will pay an eligible dividend of CDN $0.07 per Common Share on February 14, 2013 to the holders of the Company’s outstanding Common Shares as of the close of business on the record date of January 31, 2013.   The total amount represents approximately $150 per ounce of gold sold by Eldorado in the second half of 2012.

2013 Guidance

In 2013 Eldorado will produce gold from six gold mines; iron ore from Vila Nova; and lead, silver, and zinc concentrate from Stratoni.

Mine	Gold Production (oz)	Cash Cost ($/oz)	Capital Expenditure ($M)
Kisladag	290,000 – 300,000	350 – 360	200
Efemcukuru	125,000 – 135,000	470 – 490	45
Jinfeng	105,000 – 115,000	800 – 820	55
Tanjianshan	90,000 – 100,000	485 – 500	10
White Mountain	60,000 – 70,000	760 – 780	30
Olympias	35,000 – 40,000	780 – 800	70
	705,000 – 760,000	515 - 530	410

Mine	Iron Ore Production (tonnes)	Cash Cost ($/tonne)
Vila Nova	620,000 – 640,000	50 - 60	5

	Lead Zinc Concentrate (tonnes)
Stratoni	57,000 – 69,000	565 - 690	5

The Company’s gold mines in total are planning to produce in the range of 705,000 to 760,000 ounces of gold with cash costs of approximately $515-530/oz.  Production taxes and royalties are estimated to add $60/oz resulting in a total cash cost of approximately $585/oz.  Depreciation, depletion and amortization per ounce for the Company in 2013 is estimated to be $150/oz produced.

Financial Position

Eldorado ended 2012 with approximately $810m in cash and cash equivalents, including cash raised through the successful issuance of $600m in notes completed in December 2012.

Outlook

The Company continues to grow its production base through both the expansion of existing mines and new mine development.  Production for the years 2014, 2015, 2016 is presently targeted to be approximately 850,000, 1,150,000, and 1,500,000 ounces of gold respectively.

Principal assumptions used in the preparation of guidance for 2013 include:

Gold Price

$ 1,700/oz

Iron Ore Price

$ 70/tonne

Silver Price

$ 30/oz

Lead Price

$ 2,000/tonne

Zinc Price

$ 2,000/tonne

               Exchange Rate

            CAD vs USD               1.00

RMB vs USD

6.20

REAL vs USD

1.95

EUR vs USD

0.81

Kisladag

In 2013 Kisladag will place 13.2 million tonnes on the leach pad at a grade of 1.1g/t Au.  Overall strip ratio for the year will be 1.75:1.  Capital expenditures are estimated to be $200m, with the major items being Phase IV expansion project (“Phase IV Expansion”) construction for $100m and capitalized waste stripping for $35m.

Construction of the Phase IV Expansion will continue in 2013 and is now scheduled for completion in Q4 2014.  We expect the amended Environmental Impact Assessment approval for the Phase IV Expansion to be granted in Q3 2013, which will allow the mine to produce above the currently permitted 12.5 million tonnes of ore per annum in 2013.

Efemcukuru

In 2013 Efemcukuru is planning to process 402,000 tonnes of ore at a grade of 9.3 g/t Au.  In addition to the gold produced during the year from underground production approximately 25,000 ounces of gold will be produced from existing concentrate stockpiles.

Work is on-going to determine modifications to be made to the Kisladag Concentrate Treatment Plant (“KCTP”).   At year end 2012 approximately 37,000 ounces of inventoried concentrate had been shipped and sold.  A contract is in place for 2013 to sell all of the concentrate produced at the Efemcukuru mine in 2013 to a third party.

Capital expenditures for 2013 are estimated at $44m which includes $15m allocated for KCTP testwork and modifications, as well as $7m for capitalized underground development and $9m for process plant improvements and modifications.

Jinfeng

Jinfeng is expected to process 1.4 million tonnes of ore in 2013 at a grade of 3.1 g/t Au.  The underground will produce 620,000 tonnes of ore at 4.1 g/t Au and the open pit strip ratio, after accounting for capitalized waste, is 6.9:1.

Capital expenditures for 2013 are estimated at $55m.  Major capital items are $22m for capitalized waste stripping, $7.5m for underground development, and $7m for underground mine equipment.

Tanjianshan

Tanjianshan will process 1.05 million tonnes of ore at a grade of 3.5 g/t Au.  The strip ratio in the open pit, after accounting for capitalized waste is 1.1:1.

Capital expenditures for 2013 are estimated to be $10m, of which $5m is for capitalized waste stripping in the JLG pit.

White Mountain

White Mountain will process 800,400 tonnes at a grade of 3.25 g/t Au.  Capital expenditures for 2013 are estimated to be $29m.  The major items are mine equipment and infrastructure of $11m and capital development of $10m.

Olympias

Olympias gold production in 2013 will come from processing 815,000 tonnes of tailings at a grade of 3.6 g/t Au.  These tailings are being processed as part of an environmental clean-up designed to return the Olympias valley to its original state.

Capital expenditures for 2013 are estimated to be $69m, all of which is for development of the Phase II and Phase III operations (400,000 tonnes and 800,000 tonnes per annum from the underground mine).  Major items include $30.5m for underground mine development and access, $10m for general infrastructure, $9.3m for mining equipment, and $7.5m on a new centralized tailings facility.

Stratoni

Stratoni will process 240,000 tonnes lead, zinc concentrate at 6.5% Pb, 8.9% Zn, and 174 g/t Ag.  Capital expenditures for 2013 are estimated to be $5m.

Development Projects

Perama Hill

Perama Hill total construction capital expenditure has been re-estimated at $220m. Life of mine cash costs have also been revised to $288/oz.

Construction will commence in 2013 pending approval of the Environmental Impact Assessment.  2013 capital is estimated at $80m.  Major items are $29m for the process plant, $16m for EPCM, and $8.4m for site infrastructure.

Certej

On October 25, 2012 Eldorado announced an updated resource estimate for the Certej project that increased measured and indicated resources by 1.57 million ounces of gold to a total of 4.3 million ounces.  Preliminary mine planning indicates potential for the pit to expand significantly beyond the current design limits.

As a result, Eldorado is evaluating a staged approach to development of the Certej project, similar to the manner in which Kisladag has been developed.  The current permitted production rate is 3 million tonnes of ore per annum, and we are reviewing the impact of increasing the production rate as part of a staged construction schedule.

In light of the expanded resource and potentially higher throughputs, metallurgical test work is also ongoing to further evaluate process alternatives.

Capital expenditures for Certej project in 2013 are estimated at $26m. The work program is designed to complete land acquisition and begin site clearing and preparation for the tailings facility, plant site, road access, and power lines construction.

Skouries

Capital expenditures for Skouries in 2013 are estimated at $132m.  The major items are $40m for the process plant construction, $24m for site earthworks and preparation, and $15m for tailings dam construction.

Tocantinzinho

In September 2012 the Tocantinzinho project was granted its Preliminary Environmental License (“PEL”). Subsequently a first draft of the feasibility study was completed which highlighted capital and operating costs higher than were detailed in the prefeasibility study (May 3, 2011).  The Tocantinzinho project as detailed in the first draft of the feasibility study would not deliver acceptable returns.

As a result, further work will be undertaken to determine if opportunities exist to improve the anticipated performance of the Tocantinzinho project.  This work in 2013 will include an in country review of operating and capital costs, operating performance as well as ongoing exploration in the district.

Eastern Dragon

The Eastern Dragon project remains on care and maintenance status pending approval of the Project Permit Approval (“PPA”).

Exploration Guidance 2013

Eldorado’s worldwide exploration budget for 2013 is $98.5m.  Approximately $29m is allocated to resource expansion drilling programs at the Jinfeng, White Mountain, Tanjianshan, Efemcukuru, Vila Nova and Stratoni operations and at the Olympias, Perama Hill and Certej development projects.  Approximately $28m is assigned to advanced stage brownfields projects, with the remaining budget to early stage projects and generative programs.

Greece accounts for the largest portion of planned exploration expenditure with $23m allocated, followed by China ($22m), Brazil ($16m), and Turkey and Romania (each $12m).

Corporate Announcements

Effective December 31, 2012  Mr. Tim Baker resigned his position as an Independent Director  after serving on our Board of Directors  since May 20, 2011.  Tim brought significant technical and operational experience to the Board and to the Sustainability Committee.  On behalf of Management and the Board we wish to thank Tim for his contribution.

About Eldorado

Eldorado is a gold producing, exploration and development company actively growing businesses in Turkey, China, Brazil, Greece, and Romania. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that our company is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF THE BOARD OF DIRECTORS OF

ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright

Chief Executive Officer

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements or information herein include, but are not limited, to statements or information with respect to the 2012 Operating Results, 2013 Operating Guidance and the payment of Dividends.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.  We have made certain assumptions about the forward-looking statements and information, including assumptions about the legal restrictions regarding the payment of dividends by the Company; assumptions about the price of gold; anticipated costs and expenditures; estimated production, mineral reserves and metallurgical recoveries; financial position, reserves and resources and gold production; and the ability to achieve our goals. Although our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statements or information will prove to be accurate.  Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information.  These risks, uncertainties and other factors include, among others, the following: gold price volatility; risks of not meeting production and cost targets;  discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment and operating in foreign countries; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; competition;  loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and "Risk Factors" in the Company's Annual Information Form & Form 40-F dated March 30, 2012.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Cautionary Note to US Investors Concerning Estimates of Measured, Indicated and Inferred Resources

Note to U.S. Investors.  While the terms “mineral resource”, “measured mineral resource,” “indicated mineral resource”, and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC.  As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S companies in SEC filings.  With respect to “indicated mineral resource” and “inferred mineral resource” there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Eldorado Gold Corporation’s Common Shares trade on the Toronto Stock Exchange (TSX: ELD) and on the New York Stock Exchange (NYSE: EGO).

Contact

Nancy E.  Woo, VP, Investor Relations

Eldorado Gold Corporation

Phone: 604.601.6650 or 1.888.353.8166

1188, 550 Burrard Street

Fax: 604.687.4026

Vancouver, BC V6C 2B5

Email: nancyw@eldoradogold.com

                        Website: www.eldoradogold.com

Request for information packages: laurelw@eldoradogold.com